SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED
PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. __)*

Lentuo International Inc.
(Name of Issuer)

Ordinary Shares, par value $0.00001 per share
(Title of Class of Securities)

                G5462T1094
(CUSIP Number)

                                   December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule	13d-1(b)
[ X ]	Rule	13d-1(c)
[ ]	Rule	13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. G5462T1094

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
1
Newman Investments Limited, Samoa
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ X ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Samoa
NUMBER OF	SOLE VOTING POWER
5
SHARES	6,029,523 Ordinary Shares
SHARED VOTING POWER
BENEFICIALLY	6
0
OWNED BY EACH	SOLE DISPOSITIVE POWER
7
REPORTING	6,029,523 Ordinary Shares
SHARED DISPOSITIVE POWER
PERSON WITH	8
0
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
6,029,523 Ordinary Shares
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10		[ ]
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
10.2% (See Item 4)
TYPE OF REPORTING PERSON
12
CO

 SCHEDULE 13G

CUSIP NO. G5462T1094
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
1
Jiayu Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ X ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Australia
NUMBER OF	SOLE VOTING POWER
5
SHARES	6,029,523 Ordinary Shares
SHARED VOTING POWER
BENEFICIALLY	6
0
OWNED BY EACH	SOLE DISPOSITIVE POWER
7
REPORTING	6,029,523 Ordinary Shares
SHARED DISPOSITIVE POWER
PERSON WITH	8
0
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
6,029,523 Ordinary Shares
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10		[ ]
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
10.2% (See Item 4)
TYPE OF REPORTING PERSON
12
IN

SCHEDULE 13G

CUSIP NO. G5462T1094

Item	1(a).	Name of Issuer:
Lentuo International Inc. (the "Issuer")

Item	1(b).	Address of Issuer's Principal Executive Offices:
A-18 Huagong Road, Guangqumenwai
Chaoyang District, Beijing 100022
People’s Republic of China
Items 2(a),
(b) and (c).		Name of Persons Filing, Address of Principal Business Office and Citizenship:

This Schedule 13G is being filed on behalf of Newman Investments Limited and Jiayu Wang (the “Reporting Persons”).

The address of the principal business office of the Reporting Persons is Portcullis TrustNet Chambers, P.O.Box 1225, Apia, Samoa.

Item	2(d).	Title of Class of Securities:
Ordinary Shares, par value $0.00001 per share (the "Ordinary Shares")

Item	2(e).	CUSIP Number:
G5462T1094

Item	3.	Not applicable

Item	4.	Ownership.

The following information with respect to the ownership of the Ordinary Shares of the Issuer by each of the reporting persons is provided as of December 31, 2010:

			Sole power	Shared power	Sole power	Shared power
	Amount		to vote or	to vote or to	to dispose or to	to dispose or to
	beneficially	Percent	direct the	direct the	direct the	direct the
Reporting Person	owned	of class	vote	vote	disposition of	disposition of
Newman Investments Limited	6,029,523	10.2%	6,029,523	0	6,029,523	0
Jiayu Wang	6,029,523	10.2%	6,029,523	0	6,029,523	0

Newman Investments Limited is the record owner of 6,029,523 Ordinary Shares of the Issuer. Newman Investments Limited is wholly owned by Mr. Jiayu Wang. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. Jiayu Wang may be deemed to beneficially own all of the shares held by Newman Investments Limited.

SCHEDULE 13G

CUSIP NO. G5462T1094

Item 5.		Ownership of Five Percent or Less of a Class.

		Not applicable

Item	6.	Ownership of More than Five Percent on Behalf of Another Person.

		Not applicable

Item	7.	Identification and Classification of the Subsidiary Which Acquired the
		Security Being Reported By the Parent Holding Company.

		Not applicable

Item	8.	Identification and Classification of Members of the Group.

		Not applicable

Item	9.	Notice of Dissolution of a Group.

		Not applicable

Item	10.	Certification.

		By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP NO. G5462T1094

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2011

NEWMAN INVESTMENT LIMITED

By: /s/ Jiayu Wang
       Jiayu Wang
       Executive Director

JIAYU WANG

/s/ Jiayu Wang

LIST OF EXHIBITS

Exhibit No.	Description

1	Joint Filing Agreement